ERSTE





# ERSTE BANK

The Bank for Central and Eastern Europe

## INTERIM REPORT THIRD QUARTER 2007

# Highlights

- Net interest income rose 25.8% from EUR 2,261.5 million to EUR 2,844.1 million (excluding BCR +7.5% to EUR 2,430.8 million).

- Net commission income climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR +13.3% to EUR 1,174.4 million).

- Operating income increased 28.8% from EUR 3,511.1 million to EUR 4,522.6 million (excluding BCR +9.5% to EUR 3,844.2 million).

- General administrative expenses rose 28.8% from EUR 2,104.3 million to EUR 2,709.9 million (excluding BCR +10.9% to EUR 2,334.2 million).

- Pre-tax profit rose 29.1% from EUR 1,046.2 million to EUR 1,350.7 million (excluding BCR +5.0% to EUR 1,098.7 million).

- Net profit after minorities increased by 27.9% from EUR 655.3 million to EUR 837.9 million (excluding BCR +5.8% to EUR 693.3 million).

- Cost/income ratio increased marginally from 59.5% in financial year 2006 to 59.9%.

- Cash return on equity rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to 14.0% (reported ROE: 13.5%).

- Total assets increased 10.4% from the end of 2006 from EUR 181.7 billion to EUR 200.6 billion.

- Cash earnings per share rose from EUR 2.20 to EUR 2.80 (reported earnings per share: EUR 2.69).

- Tier 1 ratio (as of 2007 calculated in accordance with Basel II) decreased from 6.6% at year-end 2006 to 6.2%, solvency ratio down to 9.4% (end of 2006: 10.3%).

Please note:

1. Comparisons are with 1-9 06 (P&L) and year-end 2006 (balance sheet) respectively, unless stated otherwise.
2. The following tables and texts may contain rounding differences.

# Letter from the CEO

**Dear shareholders,**

the first nine months of 2007 saw the smooth continuation of business growth, with net profit up 28% to EUR 838 million over the same period in 2006. All key components of Erste Group contributed to this excellent result: Česká spořitelna experienced the expected acceleration of operating income and profit growth, Banca Comercială Română enjoyed its strongest quarter yet and the Austrian retail and mortgage business continued to perform strongly. Overall, growth in Central and Eastern Europe remained the key driver for our group.

Our third quarter performance was particularly noteworthy against the backdrop of global credit market turmoil and once again underscored the quality of our business model. Quarterly operating profit just edged the first quarter all-time high but with a substantially better composition: net interest income and net commission income were the major contributors to growth, as opposed to trading income in the first quarter. Due to ample growth opportunities in the fast growing EU economies of Central and Eastern Europe, our exposure to various credit products, such as CDOs and asset-backed securities was and will remain limited. As a result our revaluation requirements were equally limited to negative EUR 20 million in the third quarter, while the year-to-date negative impact was a mere EUR 5 million.

Our core CEE retail business turned in a very solid performance, thanks not least to the continued excellent economic environment: margins stayed stable across the board, with the notable exception of Hungary, where they continued to recover, after being negatively impacted by one-off effects in the first quarter. Loan growth was strong in all countries, while risk costs remained at very manageable levels.

In Romania we made substantial progress in restructuring BCR. We introduced new products, most notably completely revamped and competitive current account bundles; we started the rebranding process, changing the look and feel of the bank; and, embarked on the centralisation of back-office functions. The latter is also behind the recently announced larger number of redundancies In financial terms, BCR delivered its best performance yet. While integration costs, additional risk provisions and one-off income from the sale and/or write-back of previously written-off loans impacted many line intems, the bottom line result was comfortably in line with our high aspirations.

At our key Czech subsidiary we registered the expected acceleration in profit growth on the back of a favourable economic and interest rate environment. Accordingly, net interest income was the key element in the growth mix. As in the past quarters margins remained very stable, helped especially by strength on the liability side. Overall we therefore maintain our bullish stance on Česká spořitelna.

Additional highlights in Central and Eastern Europe included the excellent performance at Erste Bank Croatia and the continued operational build-up in the Ukraine. In Slovakia we turned in a solid result, as we did in Hungary, while our Serbian business advanced towards break-even. Erste Bank Croatia benefited from solid business growth and also from the consolidation of Diners Club Adriatic, which positively impacted the fee income line in particular. In the Ukraine, our expansion effort continued apace, yielding tangible results: improved market presence and market shares that are quickly approaching meaningful levels.

In summary, we have posted an excellent quarter with growth coming from all the right places. Accordingly, we are highly confident to achieve our target of at least 25% net profit growth for the full year.

Andreas Treichl

# Erste Bank share

## EQUITY MARKET REVIEW

In the past quarter, international share prices reflected the crisis in the US mortgage market. This was caused by problems with 'sub-prime loans' and their potential effects on financial systems and the overall economy. News about hedge-fund closures, downgradings by rating agencies, insolvencies at some US mortgage banks and profit warnings led to increasing nervousness among investors and to significant declines in share prices. Increasing risk aversion in the banking sector, resulting in liquidity shortages in the money market, has been cushioned by the intervention of the national banks.

Additional support came from the US Federal Reserve which reduced the Federal Funds Rate by 50 basis points on 18 September 2007. Even the increase in the oil price to a record level of over US$ 82 per barrel and the rise of the euro to an all-time high against the US dollar did not sustainably influence the stock markets. In total, all monitored stock exchanges ended the period under review (January to September 2007) positively despite losses suffered in the third quarter: the German share index, DAX, achieved the greatest gain with a plus of more than 19%. Since the beginning of the year, the US Dow Jones Industrial Index showed a growth of 11.5%. In comparison, the European Eurotop 300 Index ended with a gain of 4.6%.

Despite hitting a new all-time high of 4,981.87 points on 9 July 2007, the Austrian Traded Index (ATX) was not able to break away from the negative influence of the international stock market environment either. Standing at 4,527.30 points at the end of September, up 1.4% since the beginning of the year, the ATX conceded the majority of its year-to-date gains. A positive boost from the successful corporate reporting season was offset by corrections caused by capital increases (Raiffeisen International, Wienerberger) and due to the planned takeover of the Hungarian company MOL by OMV.

But investors also focussed on European banks due to uncertainties about the extent and effects of their exposure to sub-prime US mortgage loans and credit derivatives. Liquidity squeezes among some European financial institutions (Deutsche Industriebank IKB, Sachsen LB, Northern Rock) made it necessary for banking associations and central banks to intervene. Equally, write-offs totalling billions of euros led to profit warnings for the third quarter at UBS, Deutsche Bank and Credit Suisse, amongst others. Despite the successful reporting season for the second quarter with exceptional results for some European banks and the reduction in interest rates by the US Federal Reserve, the DJ Euro Stoxx Bank Index was still down 8.8% in the third quarter of 2007. Closing at 423.01 points, the European banking index ended the reporting period down by 5.4%.

## PERFORMANCE OF THE ERSTE BANK SHARE

Erste Bank shares were not able to break away from the negative trend of European bank shares in the past quarter. The publishing of another leap in profits in the second quarter with higher than expected BCR results and positive comments from analysts only led to a short-term rise in the share price. Analysts commended Erste Bank Group's successful expansion and integration strategy as exemplary in the CEE banking sector. However, Erste Bank shares continued to lose value due to weaknesses in the European banking sector. The share price went down 7.5% in the third quarter. On 28 September 2007, Erste Bank shares stood at EUR 53.45, a decline of 8.0% since the beginning of the year.

## INVESTOR RELATIONS

On 21 September 2007, Erste Bank's fifth International Capital Market Day took place in Bratislava. More than 50 institutional investors and analysts were present and briefed by top management on the new holding structure, integration of BCR as well as risk and performance management. The management also presented developments and prospects of Erste Bank's core markets. The live transmission of the Capital Market Day on the Internet received a great deal of interest registering 1,121 hits on the day of the event.

# Business performance – (Interim management report)

When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating post-employment employee provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

According to the ruling by the Austrian financial markets supervisory body on 31 January 2007, Erste Bank Group qualified to apply advanced approaches pursuant to Basel II for solvency calculation. From 2007 the advanced IRB Approach will accordingly be applied for credit risk in the retail sector, while in other Basel segments the Foundation IRB Approach will be used. Until now market risks were covered by an internal model that was approved by the Austrian supervisory body. In 2007 operational risk will be measured using the basic indicator approach.

### SUMMARY OF BUSINESS PERFORMANCE

Although the third quarter is traditionally weak it turned out stronger this year: **net profit after minority interests** amounted to EUR 271.9 million, 3.0% higher than in the previous quarter (EUR 263.9 million) despite unfavourable market conditions.

Net profit after minority interests for the first three quarters of 2007 of EUR 837.9 million was up 27.9% compared to the same period in the previous year.

Despite restructuring and transformation costs of EUR 36.4 million at BCR, the **operating result** rose 28.9% to EUR 1,812.7 million. Net interest and commission income were the major contributors highlighting the improved quality of growth.

The **cost/income ratio** for the period from January to September 2007 remained at 59.9%, the same level as in the comparable period of 2006 despite the restructuring and transformation costs mentioned above.

This translated into a **return on equity** (cash) of 14.0% (reported ROE: 13.5%) for the first three quarters of 2007, compared to 13.8% (reported 13.7%) for the full year 2006.

**Earnings per share** (cash) in the first three quarters of 2007 was at EUR 2.80 (reported: EUR 2.69) compared to EUR 2.20 (cash and reported) in the same period of the previous year.

### Outlook

Due to the good operating income situation and despite the challenging international market environment, Erste Bank maintains its target of growing net profit in 2007 by least 25%, as outlined at the Capital Markets Day on 21 September 2007 in Bratislava.

Due to the good operating income situation and despite the challenging international market environment, Erste Bank maintains its target of growing net profit in 2007 by least 25%, as outlined at the Capital Markets Day on 21 September 2007 in Bratislava. With the presentation of the Q3 07 results Erste Bank also gave further detail on its medium-term guidance to 2009. Based on substantially slowing cost growth net profit is expected to rise by at least 20% in 2008 and by at least 25% in 2009. The **cost/income ratio** should go below 55% by 2009. **Return on equity**, which decreased significantly in the previous year due to the capital increase, should again reach a level of 18% to 20% by 2009.

## PERFORMANCE IN DETAIL

### Net interest income

**Net interest income** increased by 25.8% from EUR 2,261.5 million in the previous year to EUR 2,884.1 million, above all due to continued strong credit demand at the Central and Eastern European subsidiaries and supported by the rising interest rate trend. Even without the contribution of BCR, the increase of 7.5% to EUR 2,430.8 million was very satisfactory.

The net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.24% in the first three quarters of 2006 (2006 full year: 2.31%) to 2.42%. This increase resulted largely from the inclusion of BCR. At the same time the average margin in Austria fell slightly to 1.6%, mainly as a result of the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The average net interest margin in CEE countries rose from 3.6% in the same period of the previous year to 4.0% in the first three quarters of 2007.

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Net interest income | 2,844.1 | 2,261.5 | 25.8% |
| Risk provisions for loans and advances | -335.9 | -331.2 | 1.4% |
| Net fee and commission income | 1,354.2 | 1,036.5 | 30.7% |
| Net trading result | 292.0 | 187.8 | 55.5% |
| General administrative expenses | -2,709.9 | -2,104.3 | 28.8% |
| Income from insurance business | 32.3 | 25.3 | 27.7% |
| Other result | -126.1 | -29.4 | na |
| **Pre-tax profit** | **1,350.7** | **1,046.2** | **29.1%** |
| **Net profit after minorities** | **837.9** | **655.3** | **27.9%** |

### Net commission income

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Lending business | 250.0 | 146.0 | 71.2% |
| Payment transfers | 535.2 | 384.6 | 39.2% |
| Securities transactions | 386.2 | 335.1 | 15.2% |
| Investment fund transactions | 176.5 | 159.3 | 10.8% |
| Custodial fees | 39.8 | 39.0 | 2.1% |
| Brokerage | 169.9 | 136.8 | 24.2% |
| Insurance business | 48.9 | 49.7 | -1.6% |
| Building society brokerage | 21.6 | 21.8 | -0.9% |
| Foreign exchange transactions | 27.5 | 28.1 | -2.1% |
| Investment banking business | 20.6 | 16.6 | 24.1% |
| Other | 64.2 | 54.6 | 17.6% |
| **Total** | **1,354.2** | **1,036.5** | **30.7%** |

Overall, **net commission income** climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR by 13.3% to EUR 1,174.4 million).

Very satisfactory growth rates were achieved above all in the lending business (+71.2%, excluding BCR +14.7%) and in payment transfers (+39.2%, excluding BCR +15.7%), whereby

in the latter a strong increase was primarily achieved in credit card business (+56.9%, excluding BCR +34.9%).

The subsidiaries in Hungary and Croatia made above-average contributions to the positive development of net commission income. Compared with the third quarter of 2006, Ceska sporitelna also performed well, growing this line item by 13.3% in the third quarter of 2007.

### Trading result

As expected, the credit market turbulence led to a decline in net trading result in the third quarter of 2007. However, the result in the first nine months of 2007 increased by 55.5% from EUR 187.8 million to EUR 292.0 million (excluding BCR +14.3% to EUR 214.6 million).

### Insurance business

The result from insurance business increased by 27.7% from EUR 25.3 million to EUR 32.3 million. A slight reduction by 3.6% to EUR 24.4 million was recorded excluding BCR, with the decline being mainly due to securities revaluations as a result of rising interest rates.

### General administrative expenses – Erste Bank Group

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Personnel expenses | 1,588.0 | 1,231.7 | 28.9% |
| Other administrative expenses | 833.8 | 624.4 | 33.5% |
| Subtotal | 2,421.8 | 1,856.1 | 30.5% |
| Depreciation and amortisation | 288.1 | 248.2 | 16.1% |
| **Total** | **2,709.9** | **2,104.3** | **28.8%** |

### General administrative expenses – Austria (inc. Corporate Center and International Business)

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Personnel expenses | 915.5 | 868.2 | 5.4% |
| Other administrative expenses | 354.8 | 312.2 | 13.6% |
| Subtotal | 1,270.3 | 1,180.4 | 7.6% |
| Depreciation and amortisation | 108.9 | 117.0 | -6.9% |
| **Total** | **1,379.2** | **1,297.4** | **6.3%** |

**General administrative expenses – Central and Eastern Europe**

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Personnel expenses | 672.5 | 363.5 | 85.0% |
| Other administrative expenses | 479.0 | 312.2 | 53.4% |
| Subtotal | 1,151.5 | 675.7 | 70.4% |
| Depreciation and amortisation | 179.2 | 131.2 | 36.6% |
| **Total** | **1,330.7** | **806.9** | **64.9%** |

**General administrative expenses** rose by 28.8% from EUR 2,104.3 million to EUR 2,709.9 million. The above-average increase in other administrative expenses was in part due to additional expenses for group projects as investments were made to support future increases in efficiency. Moreover, the expenses are particularly high due to restructuring and transformation costs in BCR (year-to-date EUR 36.4 million). If one excludes costs for BCR as well as the smaller subsidiaries, Erste Bank Ukraine, Diners Club Adratic and ABS Banka that were added in 2007, the rate of increase is reduced to 9.8% (EUR 2,310.8 million).

**Personnel expenses** rose 28.9% from EUR 1,231.7 million to EUR 1,588.0 million (excluding BCR +8.9% to EUR 1,341.5 million). In Central and Eastern Europe the wider adoption of variable salary components, redundancy payments at BCR and the branch network expansion in Romania as well as the Ukraine contributed to the rise.

Adjusting for the inclusion of the Erste Bank Ukraine as of January 2007, Diners Club Adriatic as of April 2007 and the ABS Banka in the balance sheet of Steiermärkische Sparkasse, group headcount rose slightly in the first three quarters of 2007. As part of the group-wide centralisation of IT activities, 370 employees from CS, SLSP and Erste Bank Croatia were shifted into a group subsidiary.

**Other administrative expenses** rose by 33.5% from EUR 624.4 million to EUR 833.8 million (excluding BCR +19.4% to EUR 745.8 million). The increase in Central and Eastern Europe of 53.4% to EUR 479.0 million (excluding BCR 25.3% to EUR 391.1 million) was significantly higher than in the rest of the group (+13.6% to EUR 354.7 million). Investments related to the adoption of a new core banking system and the euro changeover in Slovakia as well as to the "First Choice Bank"-programme in the Czech Republic led to this rise.

**Depreciation of fixed assets** climbed by 16.1% from EUR 248.2 million to EUR 288.1 million. Excluding BCR however, a slight (0.5%) fall to EUR 246.9 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 6.9% decline.

For the full year of 2007, Erste Bank expects an increase in general administrative expenses of around 25%.

### Headcount at 30 September 2007

| | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| **Employed by Erste Bank Group** | **52,320** | **50,164** | **4.3%** |
| Austria incl. Haftungsverbund savings banks | 15,274 | 14,709 | 3.8% |
| Erste Bank AG incl. Austrian subsidiaries | 8,357 | 8,004 | 4.4% |
| Haftungsverbund savings banks | 6,917 | 6,705 | 3.2% |
| **Central and Eastern Europe / International** | **37,046** | **35,455** | **4.5%** |
| Česká spořitelna Group | 10,820 | 10,856 | -0.3% |
| Banca Comercială Română Group | 12,910 | 13,492 | -4.3% |
| Slovenská sporiteľňa Group | 4,785 | 4,797 | -0.3% |
| Erste Bank Hungary Group | 3,018 | 2,881 | 4.8% |
| Erste Bank Croatia Group | 1,843 | 1,759 | 4.8% |
| Erste Bank Serbia | 957 | 871 | 9.9% |
| Erste Bank Ukraine | 855 | 0 | nm |
| Other subsidiaries and foreign branch offices | 1,858 | 799 | >100.0% |

### Operating result

**Operating income** (net interest income, net commission income, net trading result and income from insurance business) increased 28.8% from EUR 3,511.1 million to EUR 4,522.6 million (excluding BCR +9.5% to EUR 3,844.2 million).

**General administrative expenses** also rose 28.8% from EUR 2,104.3 million to EUR 2,709.9 million (excluding BCR +10.9% to EUR 2,334.2 million). This translates into a stable **cost/income ratio** of 59.9% compared to the first three quarters of 2006 (also 59.9%) or a slight increase compared to the full year of 2006 (59.5%).

Accordingly, the operating result improved by 28.9% to EUR 1,812.7 million despite restructuring and transformation costs at BCR.

### Risk provisions

Risk provisions for loans and advances rose only slightly (1.4%) from EUR 331.2 million in the previous year to EUR 335.9 million. This was mainly due to extraordinary income from revaluations and disposals of previously written-off loans of about EUR 24 million in BCR and positive effects of EUR 45.2 million from releases of risk provisions created for BCR at first-time consolidation. Excluding BCR, this item would have risen by 5.9% to EUR 350.6 million. Increases in Central and Eastern Europe were mainly a result of strong credit growth in the last few years. The International Business segment continued to be characterised by a benign risk development.

### Other operating result

The deterioration in this item from EUR -86.3 million in the same period of the previous year to EUR -133.3 million this year is exclusively due to the pro rata amortisation for intangible value of customer stock (EUR 60.7 million) contained in the first three quarters of 2007, which was activated in the balance sheet in the course of the acquisitions of BCR and Diners Club Adriatic. By far the largest part (EUR 57.7 million) was attributable to BCR.

### Results from financial assets

The total balance from all categories of financial assets decreased significantly from EUR +56.9 million in the previous year to EUR +7.2 million.

In addition to achieving lower income from available for sale securities, this reduction was predominantly due to additional write-downs in securities of the fair value portfolio, above all in structured products and shares. These are closely connected to difficult market conditions, particularly in the third quarter of 2007.

**Pre-tax profit**
**Pre-tax profit for the period** reached EUR 1,350.7 million compared to EUR 1,046.2 million in the same period last year. This corresponds to an increase of 29.1% (excluding BCR +5.0%).

**Net profit after minority interests**
**Net profit after minority interests** rose 27.9% from EUR 655.3 million to EUR 837.9 million (excluding BCR +5.8%).

## FINANCIAL RESULTS IN THE THIRD QUARTER OF 2007

**Net interest income** in the third quarter rose significantly by 3.4% from EUR 953.8 million in the previous quarter to EUR 986.6 million. This resulted mainly from the rising interest rate trend and strong loan demand in the central and east European growth markets. Ceska sporitelna, in particular, posted above-average growth.

**Net fee and commission income** increased by 5.2% from EUR 446.0 million to EUR 469.3 million, the large majority of which resulted from positive developments in BCR.

Due to the particularly difficult market situation, the **net trading result** of EUR 72.4 million was, as expected, below the result achieved in the previous quarter (EUR 94.8 million).

The rising interest rate trend had negative effects on securities revaluations in the insurance business, so that **income from insurance business** of EUR 2.8 million in the third quarter was significantly lower than the level achieved in the second quarter (EUR 13.9 million). Negative developments in the BCR Group's non-life insurance business also made a significant contribution to this development.

**General administrative expenses** decreased slightly (0.3% from EUR 921.2 million to EUR 918.1 million) in spite of the inclusion of restructuring and transformation expenditures of EUR 25 million at BCR. However, personnel expenses – primarily due to severance payments at BCR relating to the headcount reduction programme – rose by 2.8% from EUR 533.1 million to EUR 548.2 million. In contrast, other administrative expenses were reduced by 4.6% from EUR 289.4 million to EUR 276.0 million and depreciation of fixed assets fell by 4.9% from EUR 98.7 million to 93.9 million.

The **operating result** achieved in the third quarter of 2007 (EUR 613.0 million) was the highest achieved in any quarter to date (previous quarter EUR 587.3 million). There was also a structural improvement, as the increase resulted in particular from above-average rises in net interest and commission income.

The **cost/income ratio** of 60.0% in the third quarter of 2007 was somewhat better than in the previous quarter (61.1%).

**Risk provisions for loans and advances** decreased by 12.9% from EUR 110.9 million in the second quarter to EUR 96.6 million in the reporting quarter. In addition to lower requirments in the International Business segment, this decrease resulted primarily from extraordinary income related to previously written-off loans at BCR.

There was a tangible deterioration in the **result from financial assets - at fair value through profit or loss** from EUR -7.1 million to EUR -42.3 million. Even though Erste Bank was not and is not invested into securities that are exposed to the US subprime market, negative market sentiment led to revaluation requirements of about EUR 20 million in the bank's ABS and CDO portfolios in the third quarter. The vast majority of these instruments is rated 'A' or better. Barring any material adverse change in market conditions, Erste Bank does not expect any further write-downs.

**Pre-tax profit** in the third quarter was EUR 447.8 million, 5.0% more than in the previous quarter (EUR 426.3 million).

**Net profit after minority interests** rose 3.0% from EUR 263.9 million in the second quarter to EUR 271.9 million in the third quarter.

## DEVELOPMENT OF THE BALANCE SHEET

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Loans and advances to credit institutions | 21,261 | 16,616 | 28.0% |
| Loans and advances to customers | 107,218 | 97,107 | 10.4% |
| Risk provisions for loans and advances | -3,314 | -3,133 | 5.8% |
| Trading and other financial assets | 45,292 | 42,497 | 6.6% |
| Other assets | 30,115 | 28,616 | 5.2% |
| **Total assets** | **200,572** | **181,703** | **10.4%** |

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Amounts owed to credit institutions | 40,400 | 37,688 | 7.2% |
| Amounts owed to customers | 98,184 | 90,849 | 8.1% |
| Debt securities in issue | 27,834 | 21,814 | 27.6% |
| Other liabilities | 17,424 | 15,238 | 14.3% |
| Subordinated capital | 5,423 | 5,210 | 4.1% |
| Total equity | 11,307 | 10,904 | 3.7% |
| Shareholder's equity | 8,438 | 7,979 | 5.8% |
| Minority interests | 2,869 | 2,925 | -1.9% |
| **Total liabilities and equity** | **200,572** | **181,703** | **10.4%** |

In the first three quarters of 2007, the **total assets** of the Erste Bank Group climbed 10.4% from EUR 181.7 billion at the end of 2006 to EUR 200.6 billion.

On the asset side, **loans and advances to customers** also grew by 10.4% from EUR 97.1 billion to EUR 107.2 billion at the end of the third quarter.

In Austria, loans and advances to customers rose by 4.8%. The increase in loans and advances to customers in Central and Eastern Europe continued to be above average at 22.3%. Above all, retail business developed very positively; loan volumes in this segment increased by 27.6%.

**Risk provisions** increased 5.8% from EUR 3.1 billion at the end of 2006 to EUR 3.3 billion in the first three quarters of 2007 as a result of new allocations, releases and the use of provisions.

Investments in **financial assets** in the various categories increased - not least due to the market situation in the last few months – overall by a below-average 7.2% from EUR 36.3 billion to EUR 38.9 billion, with growth in fixed-income securities and decreases in other securities.

**Investments of insurance companies** increased similarly by 7.5% to EUR 7.9 billion.

On the asset side, the strongest growth was recorded in **loans and advances to credit institutions** (+28.0% from EUR 16.6 billion to EUR 21.3 billion). Here, short-term inter-bank business was the major growth driver.

On the liability side, **amounts owed to credit institutions** increased by 7.2% from EUR 37.7 billion to EUR 40.4 billion.

**Debt securities in issue** rose by 27.6% (from EUR 21.8 billion to EUR 27.8 billion), whereby there was a regrouping of investment products towards securitised products by some institutional customers.

**Amounts owed to customers** increased by 8.1% from EUR 90.8 billion to EUR 98.2 billion. In Central and Eastern Europe there was above-average growth of 15.1%.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II**. Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell from EUR 94.1 billion at the end of 2006 (calculated according to Basel I regulations) to EUR 93.8 billion as of 30 September 2007. This is primarily due to Basel II's more favourable risk-weighting of retail lending (e.g. mortgage business).

**Total own funds** of the Erste Bank Group in accordance with the Austrian Banking Act amounted to EUR 10.0 billion as at 30 September 2007. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 8.7 billion) was 115.5% (year-end 2006: 127.1%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 5.8 billion.

The **tier 1 ratio** (core capital after deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act) stood at 6.2%. The decline compared with the year-end 2006 figures (6.6%) resulted primarily from the group's acquisitions during the first half of 2007 (Erste Bank Ukraine and Diners Club Adriatic, Croatia by Erste Bank and ABS Banka, Bosnia by Steiermärkische Sparkasse).

The **solvency ratio**, based on the credit risk (total eligible qualifying capital less requirements for the trading book, commodity and foreign exchange risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 9.4 % on 30 September 2007 (compared with 10.3% at the end of 2006), thereby comfortably exceeding the statutory minimum requirement of 8%.

# Financial statements

## I. Consolidated income statement from 1 January to 30 September 2007

| in EUR million | (Notes) | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|---|
| Interest and similar income | | 7,283.8 | 4,931.4 | 47.7% |
| Interest and similar expenses | | -4,456.6 | -2,689.2 | 65.7% |
| Income from associates accounted for at equity | | 16.9 | 19.3 | -12.4% |
| **Net interest income** | (1) | **2,844.1** | **2,261.5** | **25.8%** |
| Risk provisions for loans and advances | (2) | -335.9 | -331.2 | 1.4% |
| Fee and commission income | | 1,643.4 | 1,305.1 | 25.9% |
| Fee and commission expenses | | -289.2 | -268.6 | 7.7% |
| **Net fee and commission income** | (3) | **1,354.2** | **1,036.5** | **30.7%** |
| Net trading result | (4) | 292.0 | 187.8 | 55.5% |
| General administrative expenses | (5) | -2,709.9 | -2,104.3 | 28.8% |
| Income from insurance business | (6) | 32.3 | 25.3 | 27.7% |
| Other operating result | (7) | -133.3 | -86.3 | -54.5% |
| Result from financial assets - FV | | -38.3 | 0.5 | na |
| Result from financial assets - AfS | | 44.9 | 51.1 | -12.1% |
| Result from financial assets - HtM | | 0.6 | 5.3 | -88.7% |
| **Pre-tax profit** | | **1,350.7** | **1,046.2** | **29.1%** |
| Taxes on income | | -290.4 | -235.6 | 23.3% |
| **Net profit before minority interests** | | **1,060.3** | **810.6** | **30.8%** |
| Minority interests | | -222.4 | -155.3 | 43.2% |
| **Net profit after minorities** | | **837.9** | **655.3** | **27.9%** |

### Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

| in EUR | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Diluted earnings per share | 2.68 | 2.19 | 22.3% |
| Diluted cash earnings per share | 2.80 | 2.19 | 27.5% |
| | | | |
| Earnings per share | 2.69 | 2.20 | 22.2% |
| Cash earnings per share | 2.80 | 2.20 | 27.4% |

# II. Consolidated balance sheet at 30 September 2007

| in EUR million | (Notes) | Sep 07 | Dez 06 | Change |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and balances with central banks | | 7,311 | 7,378 | -0.9% |
| Loans and advances to credit institutions | (8) | 21,261 | 16,616 | 28.0% |
| Loans and advances to customers | (9) | 107,218 | 97,107 | 10.4% |
| Risk provisions for loans and advances | (10) | -3,314 | -3,133 | 5.8% |
| Trading assets | (11) | 6,358 | 6,188 | 2.7% |
| Financial assets - at fair value through profit or loss | (12) | 4,754 | 4,682 | 1.5% |
| Financial assets - available for sale | (13) | 15,784 | 14,927 | 5.7% |
| Financial assets - held to maturity | | 18,396 | 16,700 | 10.2% |
| Investments of insurance companies | | 7,878 | 7,329 | 7.5% |
| Equity holdings in associates accounted for at equity | | 384 | 383 | 0.3% |
| Intangible assets | | 6,246 | 6,092 | 2.5% |
| Tangible assets | | 2,273 | 2,165 | 5.0% |
| Tax assets | | 364 | 317 | 14.8% |
| Other assets | | 5,659 | 4,952 | 14.3% |
| **Total assets** | | **200,572** | **181,703** | **10.4%** |
| **LIABILITIES AND EQUITY** | | | | |
| Amounts owed to credit institutions | (14) | 40,400 | 37,688 | 7.2% |
| Amounts owed to customers | (15) | 98,184 | 90,849 | 8.1% |
| Debt securities in issue | | 27,834 | 21,814 | 27.6% |
| Trading liabilities | | 1,942 | 1,200 | 61.8% |
| Underwriting provisions | | 8,396 | 7,920 | 6.0% |
| Other provisions | (16) | 1,737 | 1,780 | -2.4% |
| Tax liabilities | | 320 | 291 | 10.0% |
| Other liabilities | | 5,029 | 4,047 | 24.3% |
| Subordinated capital | | 5,423 | 5,210 | 4.1% |
| Total equity | | 11,307 | 10,904 | 3.7% |
| Shareholder's equity | | 8,438 | 7,979 | 5.8% |
| Minority interests | | 2,869 | 2,925 | -1.9% |
| **Total liabilities and equity** | | **200,572** | **181,703** | **10.4%** |

# III. Consolidated statement of changes in equity

| in EUR million | Subscribed capital | Additional paid-in capital | Retained earnings | Total share-holders' equity | Minority interests | Total capital |
|---|---|---|---|---|---|---|
| **Equity at 1 January 2006** | **486** | **1,464** | **2,115** | **4,065** | **2,314** | **6,379** |
| Currency translation | 0 | 0 | 15 | 15 | -1 | 14 |
| Changes in own shares | 0 | 0 | -262 | -262 | 0 | -262 |
| Dividends | 0 | 0 | -133 | -133 | -42 | -175 |
| Capital increases | 132 | 2,765 | 0 | 2,897 | 0 | 2,897 |
| Net profit before minority interests | 0 | 0 | 655 | 655 | 155 | 810 |
| Income and expenses recognised directly in equity | 0 | 0 | -122 | -122 | -168 | -290 |
| Change in interest in subsidiaries | 0 | 0 | 0 | 0 | -9 | -9 |
| Other | 0 | 0 | 0 | 0 | 0 | 0 |
| **Equity at 30 September 2006** | **618** | **4,229** | **2,268** | **7,115** | **2,249** | **9,364** |
| | | | | | | |
| Cash flow hedge reserve at 30 September 2006 | | | | -6 | -9 | -15 |
| Available for sale reserve at 30 September 2006 | | | | -1 | 54 | 53 |
| Actuarial gains/losses from long-term employee provisions at 30 September 2006 | | | | -92 | -24 | -116 |
| Deferred tax reserve at 30 September 2006 | | | | 18 | -4 | 14 |
| | | | | | | |
| **Equity at 1 January 2007** | **630** | **4,514** | **2,835** | **7,979** | **2,925** | **10,904** |
| Currency translation | 0 | 0 | 44 | 44 | 6 | 50 |
| Changes in own shares | 0 | 0 | -70 | -70 | 0 | -70 |
| Dividends | 0 | 0 | -202 | -202 | -126 | -328 |
| Capital increases | 2 | 40 | 0 | 42 | 0 | 42 |
| Net profit before minority interests | 0 | 0 | 838 | 838 | 222 | 1,060 |
| Income and expenses recognised directly in equity | 0 | 0 | -193 | -193 | -146 | -339 |
| Change in interest in subsidiaries | 0 | 0 | 0 | 0 | -12 | -12 |
| **Equity at 30 September 2007** | **632** | **4,554** | **3,252** | **8,438** | **2,869** | **11,307** |
| | | | | | | |
| Cash flow hedge reserve at 30 September 2007 | | | | -31 | -19 | -50 |
| Available for sale reserve at 30 September 2007 | | | | -219 | -232 | -451 |
| Actuarial gains/losses from long-term employee provisions at 30 September 2007 | | | | -237 | -110 | -347 |
| Deferred tax reserve at 30 September 2007 | | | | 105 | 88 | 193 |

**Income and expenses recognised directly in equity**

| in EUR million | 1-9 07 | 1-9 06 |
|---|---|---|
| **Net profit before minority interests** | **1,060** | **810** |
| Available for sale - reserve (including currency translation) | -412 | -353 |
| Cash flow hedge - reserve (including currency translation) | -19 | -23 |
| Actuarial gains and losses | 0 | 0 |
| Deferred taxes on items recognised directly in equity | 92 | 86 |
| **Total gains and losses recognised directly in equity** | **-339** | **-290** |
| **Total** | **721** | **520** |
| Shareholder's equity | 645 | 533 |
| Minority interests | 76 | -13 |

# IV. Cash flow statement

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Cash and cash equivalents at end of the previous year | 7,378 | 2,728 | >100.0% |
| Cash flow from operating activities | 360 | -1,785 | na |
| Cash flow from investing activities | -530 | -2,077 | -74.5% |
| Cash flow from financing activities | 52 | 3,485 | -98.5% |
| Effect of currency translation | 51 | 4 | >100.0% |
| **Cash and cash equivalents at the end of period** | **7,311** | **2,355** | **>100.0%** |

# V. Notes

The consolidated financial statements of Erste Bank were prepared in compliance with the applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly Standing Interpretations Committee (SIC). These interim financial statements for the period 1 January to 30 September 2007 comply with IAS 34 (Interim Financial Reporting). The reporting period brought no changes in accounting policies.

Comparison figures for 2006 were adjusted pursuant to the regulations of IAS 19 concerning the disclosure of pension and severance benefits. In addition, in preparation for the implementation of IFRS 7 (Financial Instruments: Disclosures), the Erste Bank Group adapted its balance sheet and income statement for the comparative period in 2006. Details on these adjustments were presented in the press release dated 30 January 2007, which can be found on the Erste Bank website.

## A. SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

Following the signing of the share purchase agreement for the 100% acquisition of the open joint-stock company "Erste Bank" (formerly Bank Prestige), Ukraine in December 2006, this transaction was completed on 24 January 2007. Bank Prestige was included in the consolidated accounts of Erste Bank on this date. The purchase price including ancillary costs for the acquisition of Bank Prestige was EUR 80.4 million in total. This corresponds to goodwill of UAH 223.3 million or EUR 34.3 million.

After signing the share purchase agreement in January 2007, Erste Bank's 100% acquisition of Diners Club Adriatic d.d. Croatia ("DCA"), one of Croatia's leading credit card companies, was concluded on 2 April 2007. DCA was included in the consolidated accounts of Erste Bank on this date. The preliminary purchase price including ancillary costs was EUR 149.8 million. A possible activation of intangible assets (especially for goodwill, customer relationships and brand) is being considered as part of the purchase price allocation.

During the report period, the Steiermärkische Sparkasse acquired an additional 12.53% of the shares in ABS Banka d.d., Bosnia-Herzegovina bringing its holding of shares in ABS Banka d.d. up to 61.02%. The ABS Banka d.d. was included in the consolidated accounts of Erste Bank as of 3 April 2007. The provisional purchase price including ancillary costs was EUR 31.5 million. A possible activation of intangible assets (especially for goodwill, customer relationships and brand) is being considered as part of the purchase price allocation.

According to the ruling by the Austrian financial markets supervisory body on 31 January 2007, Erste Bank Group qualified to apply advanced approaches pursuant to Basel II for solvency calculation. From 2007 the advanced IRB Approach will accordingly be applied for credit risk in the retail sector, while in other Basel segments the Foundation IRB Approach will be used. Until now market risks were covered by an internal model that was approved by the Austrian supervisory body. In 2007 operational risk will be measured using the basic indicator approach.

In April 2007, under the **Management Share Option Plan (MSOP)** launched in 2002, a total of 244,856 shares were subscribed for at an exercise price of EUR 16.50 per share (which took into account the stock split performed in 2004). This resulted in issue proceeds of EUR 4,040,124, of which EUR 489,712 was allocated to subscribed share capital and EUR 3,550,412 to the additional paid-in capital. The difference between the exercise price (EUR 16.50) and the closing price of the Erste Bank share at the value date (EUR 59.25) was EUR 42.75. Additionally, under the MSOP launched in 2005, a total of 63,735 shares were subscribed for in May 2007 at an exercise price of EUR 43.00 per share. This resulted in issue proceeds of EUR 2,740,605, of which EUR 127,470 was allocated to subscribed share capital and EUR 2,613,135 to the additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 59.25) was EUR 16.25. As part of a second exercising window from 1 to 14 August, 11,887 shares were subscribed at an exercise price of 43.00 per share. This resulted in issue proceeds of EUR 511,141, of which EUR 23,774 was allocated to subscribed share capital and EUR 487,367 to the additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 54.10) was EUR 11.10.

Additionally, under the 2007 **Employee Share Ownership Plan (ESOP)**, 663,349 shares were purchased from 7 May to 18 May 2007 (compared to 479,524 shares in 2006). The exercise price, set at 20% below the average quoted price in April 2007, was EUR 47.50 per share. The resulting issue proceeds of EUR 31,509,077.50 plus EUR 1,294,356.50 (from the difference between the exercise price of EUR 47.50 and the quoted price of EUR 59.25 on 6 June 2007 value date for 110,158 shares subscribed by employees of Erste Bank AG, charged to personnel expenses) amounted to a total of EUR 32,803,434. This amount was assigned to subscribed share capital (which received EUR 1,326,698 of the total) and to additional paid-in capital (which received EUR 31,476,736).
The shares under both plans are subject to a holding period of one year.

A total of 983,827 new shares were issued in a capital increase from contingent capital. This raised the number of Erste Bank shares from 315,296,185 as of 1 January 2007 to 316,280,012 as of 30 September 2007 and expanded the subscribed share capital from EUR 630,592,370 to EUR 632,560,024.

Personnel expenses include MSOP, ESOP and policyholder bonuses totalling EUR 20.8 million (EUR 13.4 million as of 30 September 2006).

## B. INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

### 1) Net interest income

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Interest income | | | |
| Lending and money market transactions with credit institutions | 1,224.6 | 692.7 | 76.8% |
| Lending and money market transactions with customers | 4,545.1 | 2,928.6 | 55.2% |
| Fixed-income securities | 1,256.3 | 1,061.1 | 18.4% |
| Other interest and similar income | 59.9 | 54.1 | 10.7% |
| Current income | | | |
| Shares and other variable-yield securities | 120.3 | 128.5 | -6.4% |
| Investments | 21.6 | 18.4 | 17.4% |
| Investment properties | 56.0 | 48.0 | 16.7% |
| **Total interest and similar income** | **7,283.8** | **4,931.4** | **47.7%** |
| Interest expenses | | | |
| Amounts owed to credit institutions | -1,585.6 | -884.7 | 79.2% |
| Amounts owed to customers | -1,734.1 | -1,034.7 | 67.6% |
| Debt securities in issue | -854.8 | -563.6 | 51.7% |
| Subordinated capital | -275.5 | -199.7 | 38.0% |
| Other | -6.6 | -6.5 | 1.5% |
| **Total interest and similar expenses** | **-4,456.6** | **-2,689.2** | **65.7%** |
| Income from associates accounted for at equity | 16.9 | 19.3 | -12.4% |
| **Total** | **2,844.1** | **2,261.5** | **25.8%** |

### 2) Risk provisions for loans and advances

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Net allocation to risk provisions for loans and advances | -351.3 | -300.0 | 17.1% |
| Direct write-offs of loans and advances and amounts received against written-off loans and advances | 15.4 | -31.2 | na |
| **Total** | **-335.9** | **-331.2** | **1.4%** |

## 3) Net commission income

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Lending business | 250.0 | 146.0 | 71.2% |
| Payment transfers | 535.2 | 384.6 | 39.2% |
| Securities transactions | 386.2 | 335.1 | 15.2% |
| Investment fund transactions | 176.5 | 159.3 | 10.8% |
| Custodial fees | 39.8 | 39.0 | 2.1% |
| Brokerage | 169.9 | 136.8 | 24.2% |
| Insurance business | 48.9 | 49.7 | -1.6% |
| Building society brokerage | 21.6 | 21.8 | -0.9% |
| Foreign exchange transactions | 27.5 | 28.1 | -2.1% |
| Investment banking business | 20.6 | 16.6 | 24.1% |
| Other | 64.2 | 54.6 | 17.6% |
| **Total** | **1,354.2** | **1,036.5** | **30.7%** |

## 4) Net trading result

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Securities and derivatives trading | 87.7 | 65.4 | 34.1% |
| Foreign exchange transactions | 204.3 | 122.4 | 66.9% |
| **Total** | **292.0** | **187.8** | **55.5%** |

## 5) General administrative expenses

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Personnel expenses | -1,588.0 | -1,231.7 | 28.9% |
| Other administrative expenses | -833.8 | -624.4 | 33.5% |
| Depreciation and amortisation | -288.1 | -248.2 | 16.1% |
| **Total** | **-2,709.9** | **-2,104.3** | **28.8%** |

## 6) Income from insurance business

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Premiums earned | 801.9 | 783.8 | 2.3% |
| Investment income from technical business | 201.3 | 222.9 | -9.7% |
| Claims incurred | -476.0 | -266.4 | 78.7% |
| Change in underwriting reserves | -393.5 | -598.8 | -34.3% |
| Expenses for policyholder bonuses | -6.3 | -37.7 | -83.3% |
| Operating expenses | -112.1 | -86.8 | 29.1% |
| Sundry underwriting profit/loss | 20.0 | 7.4 | >100.0% |
| **Underwriting profit/loss** | **35.3** | **24.4** | **44.7%** |
| Financial profit/loss | 195.7 | 223.8 | -12.6% |
| Carry forward-underwriting | -198.7 | -222.9 | 10.9% |
| **Total** | **32.3** | **25.3** | **27.7%** |

## 7) Other operating result

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Other operating income | 80.3 | 37.1 | >100.0% |
| Other operating expenses | -213.6 | -123.4 | 73.1% |
| **Total** | **-133.3** | **-86.3** | **-54.5%** |
| | | | |
| Result from real estate/properties | 7.8 | 2.4 | >100.0% |
| Allocation/release of other provisions/risks | 8.0 | -9.5 | na |
| Expenses for deposit insurance contributions | -27.7 | -20.0 | 38.5% |
| Amortisation of intangible assets (customer relationships) | -60.7 | 0.0 | na |
| Other taxes | -29.7 | -17.8 | 66.9% |
| Result from other operating expenses/income | -31.0 | -41.4 | 25.1% |
| **Total** | **-133.3** | **-86.3** | **-54.5%** |

## C. INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

### 8) Loans and advances to credit institutions

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Loans and advances to domestic credit institutions | 2,712 | 1,610 | 68.4% |
| Loans and advances to foreign credit institutions | 18,549 | 15,006 | 23.6% |
| **Total** | **21,261** | **16,616** | **28.0%** |

### 9) Loans and advances to customers

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Loans and advances to domestic customers | | | |
| Public sector | 3,133 | 2,812 | 11.4% |
| Commercial customers | 29,828 | 28,323 | 5.3% |
| Private customers | 21,150 | 20,466 | 3.3% |
| Unlisted securities | 20 | 20 | 0.0% |
| Other | 105 | 126 | -16.7% |
| **Total loans and advances to domestic customers** | **54,236** | **51,747** | **4.8%** |
| Loans and advances to foreign customers | | | |
| Public sector | 1,929 | 1,898 | 1.6% |
| Commercial customers | 29,658 | 25,958 | 14.3% |
| Private customers | 20,140 | 15,963 | 26.2% |
| Unlisted securities | 1,046 | 1,225 | -14.6% |
| Other | 209 | 316 | -33.9% |
| **Total loans and advances to foreign customers** | **52,982** | **45,360** | **16.8%** |
| **Total** | **107,218** | **97,107** | **10.4%** |

## 10) Risk provisions for loans and advances

| in EUR million | 1-9 07 | 1-9 06 | Change |
|---|---|---|---|
| Risk provisions for loans and advances | | | |
| **At start of reporting period** | **3,133** | **2,817** | **11.2%** |
| Reclassification | 40 | 0 | na |
| Use | -214 | -289 | -26.0% |
| Allocations | 351 | 300 | 17.0% |
| Currency translation | 4 | -5 | na |
| **At end of reporting period** | **3,314** | **2,823** | **17.4%** |
| Provision for off-balance-sheet and other risks | 158 | 167 | -5.4% |
| ***Total*** | **3,472** | **2,990** | **16.1%** |

## 11) Trading assets

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Bonds and other fixed-income securities | 3,636 | 3,693 | -1.5% |
| Shares and other variable-yield securities | 981 | 1,008 | -2.7% |
| Positive fair value of derivative financial instruments | 1,741 | 1,487 | 17.1% |
| **Total** | **6,358** | **6,188** | **2.7%** |

## 12) Financial assets – at fair value through profit or loss

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Bonds and other fixed-income securities | 3,840 | 3,764 | 2.0% |
| Shares and other variable-yield securities | 914 | 918 | -0.4% |
| **Total** | **4,754** | **4,682** | **1.5%** |

### 13) Financial assets – available for sale

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Bonds and other fixed-income securities | 12,357 | 11,371 | 8.7% |
| Shares and other variable-yield securities | 3,130 | 3,260 | -4.0% |
| Equity holdings | 297 | 296 | 0.3% |
| **Total** | **15,784** | **14,927** | **5.7%** |

### 14) Amounts owed to credit institutions

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Amounts owed to domestic credit institutions | 10,509 | 9,191 | 14.3% |
| Amounts owed to foreign credit institutions | 29,891 | 28,497 | 4.9% |
| **Total** | **40,400** | **37,688** | **7.2%** |

### 15) Amounts owed to customers

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Savings deposits | 43,142 | 42,507 | 1.5% |
| Sundry | 55,042 | 48,342 | 13.9% |
| **Total** | **98,184** | **90,849** | **8.1%** |

### 16) Provisions

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| Long-term employee provisions | 1,432 | 1,453 | -1.4% |
| Sundry provisions | 305 | 327 | -6.7% |
| **Total** | **1,737** | **1,780** | **-2.4%** |

## D. ADDITIONAL INFORMATION

### 17) Contingent liabilities and other obligations

| in EUR million | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| **Contingent liabilities** | **16,947** | **15,041** | **12.7%** |
| Guarantees and warranties | 16,552 | 14,661 | 12.9% |
| Other | 395 | 380 | 3.9% |
| **Other obligations** | **21,920** | **20,326** | **7.8%** |
| Undrawn credit and loan commitments, promissory notes | 21,326 | 19,217 | 11.0% |
| Other | 594 | 1,109 | -46.4% |

### Legal proceedings

#### Haftungsverbund/Savings Banks

In 2002 Erste Bank formed the Haftungsverbund on the basis of a set of agreements with the majority of the Austrian savings banks. While the primary purpose of the Haftungsverbund was to establish a joint early-warning system as well as a cross-guarantee for certain liabilities (mostly deposits) of member savings banks, and to strengthen the Group's cooperation in the market, the Haftungsverbund agreements also allow Erste Bank and the other member institutions to qualify as a 'credit institute group' within the meaning of the Act. This permits Erste Bank to consolidate the "Qualifying Capital" (required under § 24 of the Act) and the risk-weighted assets (required under § 22 of the Act) of the members of the Haftungsverbund.

In competition proceedings before the Austrian Cartel Court, both a competitor of the Group and the Federal Competition Authority requested the court to set aside the Haftungsverbund-agreements because of an alleged infringement of Article 81 of the EC Treaty.
On 21 March 2007 the Supreme Court handed down a resolution in this case against which no further appeal is possible.

In this decision, the Supreme Court confirmed that the agreements which constitute the Haftungsverbund are for the most part in compliance with Article 81 of the EC Treaty, because, among other things, they provide benefits to consumers. This relates in particular to the joint product development policy within the Haftungsverbund as well as to the early warning system and the cross-guarantee system.

However, the Supreme Court also held that certain aspects of the agreements (notably the fact that, on the basis of the agreements, the savings banks disseminate a considerable amount of sensitive information not only to the Steering Company, which is qualified as legitimate, but also to Erste Bank) could be critical under competition aspects.

The Supreme Court did not stipulate any explicit consequences from its findings which need to be implemented by Erste Bank and the other parties to the proceedings. Rather, in order to specify the conclusions to be drawn from the court ruling, the proceeding will now be continued in the first instance.

The Supreme Court's decision does not affect the consolidation of the *Qualifying Capital* of the savings banks as part of Erste Bank's balance sheet yet.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act.

In November 2005, this application was widened to also encompass a Supplementary Agreement to the Haftungsverbund, entered into by Erste Bank, the s-Haftungs- und Kundenabsicherungs GmbH and another Sparkasse as a test case.

On 21 March 2007, in parallel with above mentioned ruling in the competition proceedings, the Supreme Court handed down its respective ruling, which is legally binding. In this ruling, which was welcomed by Erste Bank as being very favourable, the Supreme Court determined that the Supplementary Agreement of November 2005 qualifies as a Zusammenschluss (merger) within the meaning of the Austrian Cartel Act. Erste Bank has entered into such supplementary agreements with interested savings banks. Merger registrations with 34 savings banks have so far been approved by the cartel authorities. Approval procedures for the remaining participating savings banks are set to be completed quickly.

Now Erste Bank shall enter into similar agreements with all other Sparkassen willing to take this step. Following formal authorisation of this Zusammenschluss (merger) by the Austrian competition authorities, all participating members will qualify as a group in the meaning of competition law, to the effect that (according to the Viho-case law of the European courts) the internal relations between Erste Bank and the respective Sparkassen will no longer be subject to scrutiny under anti-trust rules.

## 18) Headcount at 30 September 2007

(weighted by degree of employment)

| | Sep 07 | Dec 06 | Change |
|---|---|---|---|
| **Employed by Erste Bank Group** | **52,320** | **50,164** | **4.3%** |
| Austria incl. Haftungsverbund savings banks | 15,274 | 14,709 | 3.8% |
| Erste Bank AG incl. Austrian subsidiaries | 8,357 | 8,004 | 4.4% |
| Haftungsverbund savings banks | 6,917 | 6,705 | 3.2% |
| Central and Eastern Europe / International | 37,046 | 35,455 | 4.5% |
| Česká spořitelna Group | 10,820 | 10,856 | -0.3% |
| Banca Comercială Română Group | 12,910 | 13,492 | -4.3% |
| Slovenská sporiteľňa Group | 4,785 | 4,797 | -0.3% |
| Erste Bank Hungary Group | 3,018 | 2,881 | 4.8% |
| Erste Bank Croatia Group | 1,843 | 1,759 | 4.8% |
| Erste Bank Serbia | 957 | 871 | 9.9% |
| Erste Bank Ukraine | 855 | 0 | na |
| Other subsidiaries and foreign branch offices | 1,858 | 799 | >100.0% |

## E. SEGMENT REPORTING

### Austria

The Austria segment continued to develop successfully. Net profit after minority interests increased by EUR 17.7 million (+7.1%) compared to the first nine months of 2006, from EUR 250.5 million to EUR 268.2 million. Main contributors were an improvement in net interest income (EUR +42.1 million or +3.6%), a very pleasing increase in net commission income (EUR +36.5 million or +5.5%) and significantly lower risk provisions (EUR 218.2 million after EUR 252.1 million in 2006). Operating income increased by 3.9% compared to the previous year, despite the net trading result in the third quarter of 2007 being significantly below figures from the previous quarters of the current year due to market turbulence. However, the increase in general administrative expenses remained – as in previous years – exceptionally moderate at 2.6% (EUR +32.5 million).

As a result, the operating result rose by EUR 43.5 million or 6.1% to EUR 754.5 million. Consequently, the cost/income ratio improved from 63.6% to 62.8%. The decline in other result was mainly due to the negative valuation income from securities outside the trading portfolio, in particular in the third quarter of 2007, as well as income from the disposal of investments in the third quarter of 2006. In addition to the improvement in profit, the development of the return on equity (based on the new allocation of equity) was substantially helped by lower equity requirements as a result of the application of Basel II – particularly in the Retail & Mortgage and in the Savings Bank segments – improving from 17.7% in the previous year to its current level of 18.2%.

Savings Banks

Net profit after minority interests of EUR 12.5 million in the first three quarters of 2007 roughly equalled last year's performance. Net interest income rose due to a significant increase in customer business from EUR 622.1 million to EUR 641.5 million (+3.1%). The operating result improved due to continued favourable cost developments (EUR -12.4 million or -2.0%) from EUR 292.1 million to EUR 305.1 million (+4.4%). The cost/income ratio improved from 68.1% to 67.5%. The decline in other result was marked by the valuation income from securities outside the trading portfolio and investments in the current year. The development of risk provisions for loans and advances improved from EUR 133.3 million to EUR 125.5 million (-5.9%) compared to the same period in the previous year. Return on equity increased to 7.3%, supported by proportionally lower equity requirements following the introduction of Basel II at the start of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests again advanced significantly by EUR 18.7 million (+22.5%) from EUR 83.2 million to EUR 101.9 million. Thanks to the expansion of lending activity (in particular in the mortgage area) and despite continued strong competitive pressure on margins on the deposit side, net interest income rose in the first three quarters by 2.2% to EUR 408.3 million compared to the first nine months of 2006. Net commission income once again increased significantly compared to the previous year, driven in particular by the securities business, which continues to perform very well. As a result, net commission income improved by EUR 18.8 million (+7.6%), from EUR 248.9 million to EUR 267.7 million.

General administrative expenses – particularly pleasingly – only rose marginally in comparison with the level for the corresponding period in 2006, by +0.6% (EUR 475.3 million compared with EUR 472.7 million). This was despite the business expansion of subsidiaries (e.g. in asset management) in Erste Bank Group's extended home market. The operating result in this sub-segment increased from EUR 199.2 million to EUR 221.2 million (+11.1%). The cost/income ratio improved in relation to the first nine months of 2006, from 70.4% to 68.2%. Return on equity was 17.9% (after 12.6% in the same period of the previous year).

| in EUR million | Austria 1-9 07 | Austria 1-9 06 | CEE 1-9 07 | CEE 1-9 06 | Int'l Business 1-9 07 | Int'l Business 1-9 06 | Corp. Center 1-9 07 | Corp. Center 1-9 06 |
|---|---|---|---|---|---|---|---|---|
| *Net interest income* | 1,219.8 | 1,177.7 | 1,538.2 | 947.5 | 112.0 | 109.6 | -25.9 | 26.7 |
| Risk provisions | -218.2 | -252.1 | -114.3 | -79.2 | -3.5 | 0.2 | 0.1 | 0.0 |
| Net fee and commission income | 698.0 | 661.5 | 650.2 | 379.8 | 23.6 | 25.1 | -17.7 | -30.0 |
| Net trading result | 100.4 | 98.8 | 178.8 | 88.9 | -0.1 | 0.0 | 12.9 | 0.1 |
| General administrative expenses | -1,275.3 | -1,242.7 | -1,328.2 | -804.3 | -25.3 | -25.2 | -81.1 | -32.1 |
| Income - insurance business | 11.5 | 15.7 | 20.8 | 9.6 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other result | -15.0 | 34.4 | -54.5 | -23.7 | 3.6 | 9.9 | -60.1 | -49.9 |
| **Pre-tax profit** | **521.2** | **493.2** | **891.1** | **518.6** | **110.3** | **119.7** | **-171.9** | **-85.3** |
| Taxes on income | -118.8 | -106.9 | -175.5 | -123.4 | -29.8 | -31.4 | 33.7 | 26.0 |
| Minority interests | -134.2 | -135.9 | -107.5 | -21.6 | 0.0 | 0.0 | 19.3 | 2.1 |
| **Net profit after minorities** | **268.2** | **250.5** | **608.1** | **373.6** | **80.5** | **88.3** | **-118.8** | **-57.1** |
| Average risk-weighted assets | 48,848.3 | 49,524.4 | 34,155.4 | 21,394.8 | 6,775.4 | 7,704.8 | 1,204.4 | 347.8 |
| Average attributed equity | 1,965.3 | 1,888.5 | 2,071.5 | 1,416.3 | 440.7 | 501.0 | 3,802.7 | 2,778.1 |
| **Cost/income ratio** | **62.8%** | **63.6%** | **55.6%** | **56.4%** | **18.7%** | **18.7%** | **na** | **na** |
| **ROE based on net profit** | **18.2%** | **17.7%** | **39.1%** | **35.2%** | **24.4%** | **23.5%** | **na** | **na** |

| in EUR million | Savings Banks 1-9 07 | Savings Banks 1-9 06 | Retail & Mortgage 1-9 07 | Retail & Mortgage 1-9 06 | Large Corporates 1-9 07 | Large Corporates 1-9 06 | Treasury & IB 1-9 07 | Treasury & IB 1-9 06 |
|---|---|---|---|---|---|---|---|---|
| Net interest income | 641.5 | 622.1 | 408.3 | 399.4 | 128.7 | 109.2 | 41.3 | 46.9 |
| Risk provisions | -125.5 | -133.3 | -71.1 | -73.6 | -21.6 | -45.2 | 0.0 | 0.0 |
| Net fee and commission income | 282.8 | 275.8 | 267.7 | 248.9 | 66.7 | 68.7 | 80.8 | 68.1 |
| Net trading result | 15.5 | 16.7 | 9.0 | 7.8 | 1.8 | 2.6 | 74.0 | 71.7 |
| General administrative expenses | -634.8 | -622.4 | -475.3 | -472.7 | -80.3 | -71.6 | -84.8 | -76.1 |
| Income - insurance business | 0.0 | 0.0 | 11.5 | 15.7 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other result | -4.9 | 6.7 | -6.9 | -2.8 | 8.6 | 22.1 | -11.8 | 8.4 |
| **Pre-tax profit** | **174.6** | **165.5** | **143.2** | **122.7** | **103.8** | **85.8** | **99.5** | **119.2** |
| Taxes on income | -42.3 | -35.5 | -31.2 | -26.5 | -23.2 | -18.7 | -22.1 | -26.1 |
| Minority interests | -119.8 | -117.3 | -10.2 | -13.0 | -4.2 | -5.5 | 0.0 | 0.0 |
| **Net profit after minorities** | **12.5** | **12.7** | **101.9** | **83.2** | **76.4** | **61.6** | **77.4** | **93.0** |
| Average risk-weighted assets | 22,953.3 | 25,525.5 | 11,544.6 | 13,135.4 | 10,873.9 | 7,684.2 | 3,476.6 | 3,179.3 |
| Average attributed equity | 228.5 | 263.6 | 760.1 | 876.7 | 708.8 | 501.6 | 268.0 | 246.6 |
| **Cost/income ratio** | **67.5%** | **68.1%** | **68.2%** | **70.4%** | **40.7%** | **39.7%** | **43.3%** | **40.7%** |
| **ROE based on net profit** | **7.3%** | **6.4%** | **17.9%** | **12.6%** | **14.4%** | **16.4%** | **38.5%** | **50.3%** |

| in EUR million | Czech Republic 1-9 07 | Czech Republic 1-9 06 | Romania 1-9 07 | Romania 1-9 06 | Slovakia 1-9 07 | Slovakia 1-9 06 | Hungary 1-9 07 | Hungary 1-9 06 |
|---|---|---|---|---|---|---|---|---|
| Net interest income | 601.5 | 515.7 | 399.7 | 0.0 | 219.8 | 166.4 | 183.9 | 179.6 |
| Risk provisions | -49.3 | -32.5 | 14.7 | 0.0 | -25.2 | -9.6 | -36.3 | -25.2 |
| Net fee and commission income | 254.4 | 237.0 | 179.7 | 0.0 | 69.8 | 61.1 | 94.4 | 58.1 |
| Net trading result | 41.9 | 38.6 | 77.4 | 0.0 | 15.8 | 15.2 | 28.7 | 22.1 |
| General administrative expenses | -485.0 | -443.8 | -375.7 | 0.0 | -169.9 | -137.5 | -175.9 | -141.3 |
| Income - insurance business | 12.9 | 9.6 | 7.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other result | -20.3 | -5.4 | -7.6 | 0.0 | -11.5 | -3.2 | -16.7 | -14.5 |
| **Pre-tax profit** | **356.1** | **319.2** | **296.1** | **0.0** | **98.8** | **92.5** | **78.1** | **78.7** |
| Taxes on income | -88.1 | -79.0 | -51.0 | 0.0 | -8.3 | -18.2 | -15.0 | -17.6 |
| Minority interests | -8.1 | -8.9 | -78.7 | 0.0 | 0.0 | -0.1 | -0.2 | -0.2 |
| **Net profit after minorities** | **260.0** | **231.4** | **166.4** | **0.0** | **90.6** | **74.2** | **62.9** | **60.9** |
| Average risk-weighted assets | 11,819.6 | 11,245.8 | 9,886.3 | 0.0 | 4,350.2 | 3,244.2 | 4,374.3 | 3,794.4 |
| Average attributed equity | 814.5 | 773.5 | 470.9 | 0.0 | 305.1 | 231.7 | 305.9 | 262.5 |
| **Cost/income ratio** | **53.3%** | **55.4%** | **56.5%** | **0.0%** | **55.6%** | **56.6%** | **57.3%** | **54.4%** |
| **ROE based on net profit** | **42.6%** | **39.9%** | **47.1%** | **0.0%** | **39.6%** | **42.7%** | **27.4%** | **30.9%** |

| in EUR million | Croatia 1-9 07 | Croatia 1-9 06 | Serbia 1-9 07 | Serbia 1-9 06 | Ukraine 1-9 07 | Ukraine 1-9 06 | Total group 1-9 07 | Total group 1-9 06 |
|---|---|---|---|---|---|---|---|---|
| Net interest income | 115.3 | 80.4 | 11.5 | 5.5 | 6.5 | 0.0 | 2,844.1 | 2,261.5 |
| Risk provisions | -11.7 | -10.3 | 0.5 | -1.6 | -7.1 | 0.0 | -335.9 | -331.2 |
| Net fee and commission income | 47.8 | 20.9 | 3.6 | 2.7 | 0.6 | 0.0 | 1,354.2 | 1,036.5 |
| Net trading result | 13.8 | 13.6 | 0.9 | -0.6 | 0.2 | 0.0 | 292.0 | 187.8 |
| General administrative expenses | -86.0 | -61.1 | -20.3 | -20.5 | -15.4 | 0.0 | -2,709.9 | -2,104.3 |
| Income - insurance business | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 32.3 | 25.3 |
| Other result | 0.3 | -0.6 | 1.2 | -0.1 | 0.1 | 0.0 | -126.1 | -29.4 |
| **Pre-tax profit** | **79.5** | **42.9** | **-2.5** | **-14.7** | **-15.0** | **0.0** | **1,350.7** | **1,046.3** |
| Taxes on income | -16.1 | -8.6 | 0.2 | 0.0 | 2.7 | 0.0 | -290.4 | -235.6 |
| Minority interests | -20.7 | -12.5 | 0.2 | 0.1 | 0.0 | 0.0 | -222.4 | -155.3 |
| **Net profit after minorities** | **42.7** | **21.8** | **-2.2** | **-14.6** | **-12.3** | **0.0** | **837.9** | **655.3** |
| Average risk-weighted assets | 3,141.0 | 2,955.4 | 423.8 | 154.9 | 160.2 | 0.0 | 90,983.5 | 78,971.8 |
| Average attributed equity | 137.9 | 132.6 | 24.2 | 15.9 | 12.9 | 0.0 | 8,280.1 | 6,584.0 |
| **Cost/income ratio** | **48.6%** | **53.2%** | **na** | **na** | **na** | **0.0%** | **59.9%** | **59.9%** |
| **ROE based on net profit** | **41.3%** | **21.9%** | **na** | **na** | **na** | **0.0%** | **13.5%** | **13.3%** |

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a 24.0% increase from EUR 61.6 million to EUR 76.4 million compared to the corresponding period of the previous year. Net interest income showed an above-average increase compared to the first nine months of 2006 from EUR 109.2 million to EUR 128.7 million (+17.8%), mainly due to business expansion of the real estate leasing subsidiary, *Immorent*, both in Austria and in Erste Bank Group's extended home market. Risk provisions for loans and advances decreased, on the one hand due to the positive developments in the risk structure and, on the other hand, as a result of a one-off effect from credit financing linked to a securities settlement case in the third quarter of 2006. The decrease in other result was based on valuation gains from securitised financing operations and one-off proceeds from the sale of a private equity investment allocated to this segment during the previous year.

General administrative expenses rose by 12.2% from EUR 71.6 million to EUR 80.3 million. This was caused partly by higher expenditures in conjunction with the expansion of the real estate leasing business in Central and Eastern Europe. The cost/income ratio was at 40.7%. Return on equity declined from 16.4% to 14.4%, exclusively as a result of the expected high equity requirement pursuant to Basel II. In addition to business volume expansion the modified regulation for determining the equity requirement for credit risk (in particular in the customer rating areas and the higher weighting of unused credit lines) also led to considerable growth in risk-weighted assets and the resulting higher allocation of equity.

Treasury and Investment Banking

Compared to the first nine months of 2006, net profit after minority interests decreased by -16.8% or EUR 15.7 million from EUR 93.0 million to EUR 77.4 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was only partially compensated for by the unusually good result in money market operations. Net commission income increased by EUR 12.7 million or 18.6%, from EUR 68.1 million to EUR 80.8 million, attributable primarily to securities business, in particular in structured products and income from capital market transactions.

Primarily due to the excellent first quarter 2007, the net trading result rose from EUR 71.7 million to EUR 74.0 million (+3.2%). The decrease in other result (EUR -11.8 million from EUR +8.4 million in the same period of the previous year) is due, in particular, to the mark-to-market valuation of the fair value portfolio in the third quarter of 2007. General administrative expenses increased – primarily in conjunction with business expansion – by 11.5% from EUR 76.1 million in the first three quarters of 2006 to EUR 84.8 million in the current year. The cost/income ratio stood at 43.3%, whilst return on equity dropped from 50.3% to 38.5%.

## Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after minorities rose by EUR 28.6 million or 12.4% compared to the first nine months of 2006, from EUR 231.4 million to EUR 260.0 million; the operating result increased by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR rate: +1.4%). This development was mainly due to strong growth in net interest income, up 16.6% or EUR 85.8 million from EUR 515.7 million to EUR 601.5 million. Net commission income rose by 7.3% from EUR 237.0 million to EUR 254.4 million, based on the pleasing development in payment transfers and securities business.

The increase in general administrative expenses from EUR 443.8 million to EUR 485.0 million (+9.3% or +7.7% on a currency-adjusted basis), was due to higher personnel expenses (partly because of an increase in the headcount) and expenses relating to the significant expansion in retail business. Driven by an excellent showing on the income side, the operating result improved by 19.2% from EUR 357.1 million to EUR 425.7 million (CZK/EUR exchange rate +1.4%). The cost/income ratio was 53.3% (compared to 55.4% in the same period of the previous year). Return on equity stood at 42.6% after 39.9% in the prior-year period.

### Romania

As BCR was included for the first time on 12 October 2006 there are no prior year comparative segment report figures. In the first three quarters of 2007, net profit after minorities, which was substantially impacted by transformation costs, reached EUR 166.4 million, while operating result came in at EUR 289.0 million. This translated into a cost/income ratio of 56.5% and a return on equity of 47.1%. The loan portfolio rose by 31.4% since the beginning of the year to EUR 10.3 billion, which was comfortably in line with expectations. Risk provisions improved significantly both as result of the sale of written-off loans and extraordinary income from previously written-off loans. In addition releases of risk provisions, amounting to EUR 45.2 million, created for BCR at first-time consolidation on group-level had also a positive impact.

Restructuring and transformation costs of EUR 36.4 million included in this result (in particular for severance payments, marketing, consulting and training) have distorted the result accordingly. All these measures will make an important contribution to achieving our profit targets (40% growth in local net profit on a EUR-basis and before restructuring costs). Romanian GDP growth that continued to be significantly higher than expected was also a pleasing development.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 57.7 million (disclosed under the item other result) are allocated to the Corporate Center, primarily to ensure comparability with all other segments.

### Slovakia

Net profit after minority interests at Slovenská sporiteľňa rose compared to the first nine months of 2006 by 22.1% from EUR 74.2 million to the current EUR 90.6 million. Net interest income increased considerably by 32.1% or EUR 53.4 million from EUR 166.4 million in the same period in the previous year to its current level of EUR 219.8 million. This was due largely to the massive expansion in customer lending, which grew by 30.9%. Net commission income (EUR 69.8 million compared to EUR 61.1 million in the third quarter of 2006) rose due to the growth in both customer lending and payment transfers.

General administrative expenses rose by EUR 32.4 million or 23.6%, from EUR 137.5 million to a total of EUR 169.9 million. This can be attributed to higher costs in connection with IT projects (core banking system, euro changeover), as well as the trend in currency exchange rates (up +9.8%). The fall in the tax rate resulted from the reversal of a provision made in 2006 which, following a change in legal requirements, was no longer necessary. There was a pronounced increase in the operating result (up +28.8%) and in net profit after minority interests (+22.1%). Significant growth in risk provisions for loans and advances from EUR 9.6 million in 2006 to EUR 25.2 million was due to strong loan growth in the last quarters and the release of risk provisions for loans and advances in the previous year (EUR 8.5 million). Return on equity was 39.6%; the cost/income ratio improved from 56.6% to 55.6%.

### Hungary

Erste Bank Hungary's operating result rose by 10.7% or EUR 12.7 million from EUR 118.4 million to EUR 131.1 million. Net interest income increased slightly by EUR 4.3 million or +2.4% from EUR 179.6 million to EUR 183.9 million. However, net interest income was negatively affected by an interest expense accrual from the previous year (approximately EUR 8 million in the first quarter of 2007) and the reallocation of one-off commission expenses in the leasing business from the commission result led to a decline in this item. The increase in risk provisions from EUR 25.2 million to EUR 36.3 million was a result of the expansion in lending and general economic developments but was in line with expectations for the whole year. Net commission income showed a significant increase in the first nine months of 2007 compared to the same period in the previous year (from EUR 58.1 million to EUR 94.4 million), which was attributable in part to the allocation changes referred to above and also to a significant increase in payment transfers and the securities business.

The significant increase in general administrative expenses (+24.5% from EUR 141.3 million to EUR 175.9 million) is based on higher personnel and other administrative expenses due to the expansion of the branch network and – compared to the same period in the previous year – additional accruals and the first-time consolidation of the real estate subsidiary. Net profit after minority interests rose by 3.3% from EUR 60.9 million to EUR 62.9 million. The cost/income ratio was 57.3% and return on equity fell from 30.9% to 27.4%.

### Croatia

From 2007 Erste Bank Croatia has been consolidated as a partial group, which impacted the net commission income and general administrative expense line items in particular. The bottom line impact is negligible. As of the second quarter the results of Diners Club Adriatic d.d. (DCA) are also included in the Croatia sub-segment.

Erste Bank Croatia improved its operating result significantly compared to the first three quarters of 2006 by 68.9% or EUR 37.1 million, from EUR 53.8 million to EUR 90.9 million. Net interest income improved significantly despite restrictive legislation on foreign currency financing and the general limitations on loan growth, whereby in addition to increased growth rates in the lending business the margins increased due to the shift to higher interest products in the retail sector. As a result, net interest income rose by EUR 34.9 million from EUR 80.4 million to EUR 115.3 million (of which DCA contributed EUR +8.6 million). Net commission income more than doubled from EUR 20.9 million to EUR 47.8 million – above all due to payment transfers and securities transactions, but also through income from the credit card subsidiary DCA (EUR +11.8 million). General administrative expenses increased by EUR 24.9 million or 40.8% from EUR 61.1 million to their current EUR 86.0 million, mainly due to the additional inclusion of subsidiaries in the consolidated financial accounts mentioned above. Return on equity increased significantly from 21.9% to 41.3%; the cost/income ratio improved from 53.2% to 48.6%.

### Serbia

Net profit after minority interests in Serbia improved by EUR 12.3 million or 84.7% from EUR -14.6 million in 2006, which was characterised by a series of restructuring measures, to EUR -2.2 million. Along with a considerable increase in net interest income (EUR 11.5 million compared with EUR 5.5 million in the first three quarters of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. In addition to an improvement in both the commission and trading results, general administrative expenses decreased slightly compared with the same period in the previous year (from EUR 20.5 million to EUR 20.3 million). The EUR 1.4 million increase in other result from a deficit of EUR 0.1 million to EUR 1.2 million is attributed to a one-off income from a disposal of collateral. For 2007 a break-even net profit after minority interests is expected.

### Ukraine

Following the 100% acquisition of Bank Prestige by the Erste Bank Group in January of 2007, the focus of all efforts has been on the expansion of the bank's market position. In the meantime the bank has been renamed to Erste Bank Ukraine. The goal is to increase market share to 4% and expand the branch network to approximately 400 bank branches throughout the country by the year 2010. The bank currently employs a staff of 855 and operates 44 branches; an additional 115 branches are already being prepared to take up business activities.

Compared to the second quarter of 2007, the third quarter showed a continued increase in net interest income due to the 35% rise in customer loans. General administrative expenses rose noticeably, as expected, because of the rapid expansion of business compared to the previous quarter. The cumulative net loss after minority interests after nine months was EUR -12.3 million.

## International Business

Net profit after minority interests showed a slight drop of EUR -7.8 million or -8.8% from EUR 88.3 million to its current EUR 80.5 million. This was caused primarily by trends in other result which in the first nine months of 2006 contained positive one-off effects totalling EUR 5.7 million from valuation gains on finan-cial assets and proceeds from previously written-off loans. In addition, risk provisions were released dur-ing the comparative period of the previous year that were no longer needed because of the improvement in the risk situation in the loan portfolio. The operating result remained at the same level as in the previ-ous year; the cost/income ratio remained unchanged at a remarkable 18.7%. Return on equity rose from 23.5% to 24.4%, strongly supported by the lower equity requirements under Basel II.

## Corporate Center

The Corporate Center segment includes results from those companies that cannot be assigned to a specific business segment, profit consolidation between the segments, amortisation of customer relationships related to BCR and DCA as well as one-off effects that were not assigned to a specific business segment so as to ensure comparability.

The change in net commission income and general administrative expenses was largely due to profit consolidation of banking support operations. General administrative expenses rose in particular due to group projects and the effects of accruals which are expected to be reversed over the course of the year. The deterioration of the net interest income is largely due to the absence of the positive effects of the capital increase proceeds from 2006. The net trading result rose due to positive valuation income from strategic investments in the first half of 2007. The other result contains the statutory linear amortisation of BCR's customer base as well as that of Diners Club Adriatic c.c. amounting to a total of EUR 60.7 million.

## F. CHANGES IN TOTAL QUALIFYING CAPITAL

| in EUR million | Sep 07 (BASEL II) | Dec 06 (BASEL I) | Change |
|---|---|---|---|
| Subscribed capital (less own shares) | 633 | 629 | 0.6% |
| *Reserves and minority interests* | 5,762 | 6,065 | -5.0% |
| Intangible assets | -453 | -509 | -11.0% |
| **Core capital (Tier 1) before deductions** | **5,942** | **6,185** | **-3.9%** |
| Deductions from core capital (Tier 1) pursuant to section 23 (13/3) Austrian Banking Act | -128 | 0 | na |
| **Core capital (Tier 1) after deductions** | **5,814** | **6,185** | **-6.0%** |
| Eligible subordinated liabilities | 3,879 | 3,604 | 7.6% |
| Revaluation reserve | 125 | 216 | -42.1% |
| *Excess risk provisions* | 107 | 0 | na |
| **Qualifying supplementary capital (Tier 2)** | **4,111** | **3,820** | **7.6%** |
| **Short-term subordinated capital (Tier 3)** | **268** | **331** | **-19.0%** |
| Deductions from qualifying supplementary capital (50% pursuant to section 23 (13/3) and deduction according to section 23 (13/4a) Austrian Banking Act | -203 | -225 | -9.8% |
| **Total eligible qualifying capital** | **9,990** | **10,111** | **-1.2%** |
| Capital requirement | 8,651 | 7,952 | 8.8% |
| Surplus capital | 1,339 | 2,159 | -38.0% |
| *Cover ratio* | 115.5% | 127.1% | |
| **Tier 1 ratio** | **6.2%** | **6.6%** | |
| **Solvency ratio** | **9.4%** | **10.3%** | |
| | | | |
| Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act | 93,814 | 94,129 | -0.3% |
| 8% minimum capital requirement | 7,505 | 7,530 | -0.3% |
| Capital requirement for commodity foreign exchange risk pursuant to section 22o (2/11 and 12) Austrian Banking Act | 6 | 3 | >100.0% |
| *Capital requirement for the trading book pursuant to section 22o Austrian Banking Act* | 479 | 419 | 14.3% |
| Capital requirement for operational risk pursuant to section 22i Austrian Banking Act | 661 | 0 | na |
| **Total required own funds** | **8,651** | **7,952** | **8.8%** |

# Quarterly financial data

## CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

| in EUR million | Q3 06 | Q4 06 | Q1 07 | Q2 07 | Q3 07 |
|---|---|---|---|---|---|
| Net interest income | 779.7 | 927.8 | 903.7 | 953.8 | 986.6 |
| Risk provisions for loans and advances | -112.9 | -107.9 | -128.4 | -110.9 | -96.6 |
| Net fee and commission income | 338.8 | 409.4 | 438.9 | 446.0 | 469.3 |
| Net trading result | 51.6 | 90.1 | 124.8 | 94.8 | 72.4 |
| General administrative expenses | -704.7 | -841.0 | -870.6 | -921.2 | -918.1 |
| Income from insurance business | 10.3 | 10.5 | 15.6 | 13.9 | 2.8 |
| Other operating result | -35.2 | -57.7 | -33.3 | -56.1 | -43.9 |
| Result from financial assets - FV | -1.0 | -5.0 | 11.1 | -7.1 | -42.3 |
| Result from financial assets - AfS | 7.3 | 48.9 | 14.3 | 13.1 | 17.5 |
| Result from financial assets - HtM | 0.4 | 0.9 | 0.5 | 0.0 | 0.1 |
| Pre-tax profit | 334.3 | 476.0 | 476.6 | 426.3 | 447.8 |
| **Net profit after minorities** | **202.7** | **276.9** | **302.1** | **263.9** | **271.9** |

## CONSOLIDATED BALANCE SHEET OF ERSTE BANK

| in EUR million | Q3 06 | Q4 06 | Q1 07 | Q2 07 | Q3 07 |
|---|---|---|---|---|---|
| Loans and advances to credit institutions | 18,307 | 16,616 | 20,877 | 21,405 | 21,261 |
| Loans and advances to customers | 87,230 | 97,107 | 100,468 | 104,389 | 107,218 |
| Risk provisions for loans and advances | -2,823 | -3,133 | -3,189 | -3,239 | -3,314 |
| Trading and other financial assets | 41,389 | 42,497 | 43,489 | 45,066 | 45,292 |
| Other assets | 18,487 | 28,616 | 28,908 | 29,732 | 30,115 |
| **Total assets** | **162,590** | **181,703** | **190,553** | **197,353** | **200,572** |
| Amounts owed to credit institutions | 34,135 | 37,688 | 38,038 | 40,989 | 40,400 |
| Amounts owed to customers | 80,660 | 90,849 | 94,956 | 93,235 | 98,184 |
| Debt securities in issue | 18,603 | 21,814 | 24,989 | 29,128 | 27,834 |
| Other liabilities | 14,566 | 15,238 | 15,847 | 17,149 | 17,424 |
| Subordinated capital | 5,261 | 5,210 | 5,500 | 5,484 | 5,423 |
| Total equity | 9,364 | 10,904 | 11,223 | 11,368 | 11,307 |
| Shareholder's equity | 7,115 | 7,979 | 8,242 | 8,483 | 8,438 |
| Minority interests | 2,249 | 2,925 | 2,981 | 2,885 | 2,869 |
| **Total liabilities and equity** | **162,590** | **181,703** | **190,553** | **197,353** | **200,572** |

## SHAREHOLDER EVENTS

| | |
|---|---|
| 29 February 2007 | Full-year preliminary results 2007 |
| March 2008 | Publication of annual report |
| 30 April 2008 | First quarter results |
| 6 May 2008 | Annual general meeting |

## INVESTOR RELATIONS


ERSTE BANK, Milchgasse 1, A-1010 Vienna

| | |
|---|---|
| Phone: | +43 - (0) 50 100 - 17 693 |
| Fax: | +43 - (0) 50 100 - 913 112 |
| Email: | investor.relations@erstebank.at |
| Internet: | www.erstebank.com/ir |

Gabriele Werzer

| | |
|---|---|
| Phone: | +43 - (0) 50 100 - 11 286 |
| Email: | gabriele.werzer@erstebank.at |

Thomas Sommerauer

| | |
|---|---|
| Phone: | +43 - (0) 50 100 - 17 326 |
| Email: | thomas.sommerauer@erstebank.at |


## TICKER SYMBOLS

| | |
|---|---|
| Reuters: | ERST.VI |
| Bloomberg: | EBS AV |
| Datastream: | O:ERS |
| ISIN: | AT0000652011 |
| ADR Cusip-Code: | 296 036 304 |

END